UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of August 2015
CAMTEK LTD.
(Translation of Registrant’s Name into English)
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.
Yes ☐ No ☒

SIGNATURE
        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 3, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com
FOR IMMEDIATE RELEASE
CAMTEK ANNOUNCES SECOND QUARTER 2015 RESULTS

Q2 revenues of $25.4 million-17% sequential growth; Q3 revenue guidance of $25.5-27 million

MIGDAL HAEMEK, Israel – August 3, 2015 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended June 30, 2015.

Highlights of the Second Quarter 2015

•	Revenues of $25.4 million, up 17% sequentially and 10% year-over-year driven by sales in the advanced packaging semiconductor market;
•	Non-GAAP operating income of $1.2 million; GAAP operating income of $1.1 million;
•	Non-GAAP net income of $0.8 million; GAAP net income of $0.6 million;
•	Continued growth expected into Q3: guidance of $25.5 to 27 million;

Management Comment

Rafi Amit, Camtek’s Chairman and CEO, commented, “We continue to see strength in our semiconductor sales, with important strategic orders of our system supporting advanced packaging and CMOS image sensor (CIS) applications into new and existing customers. These sales are driving the growth in our semiconductor business.”

Continued Mr. Amit, “We are very pleased with the on-going feedback received from customers who are evaluating the Gryphon system. We recently launched a demo center in China to allow our Taiwanese and Chinese customers the opportunity to see in operation the next generation model, the Gryphon SL, which enables both legend and solder mask deposition. The Gryphon is a brand new and disruptive technology for the PCB industry, designed to replace current solder mask and legend deposition; as such, the sales process for Gryphon is extended and is taking longer than our normal sale cycle. In the coming months, we expect to install a number of additional systems at customers’ sites in Asia and in the US. We believe that we will start recognizing revenues from the Gryphon in 2016.”

“Our third quarter revenue guidance is $25.5-27 million. We are expecting Q3 to be stronger than Q2, based on the success at our existing customers and the penetration of new accounts, coupled with growth of our market segments.  We are on track for a strong year for our semiconductor sales in 2015 with expected double digit year-over-year growth.” concluded Mr. Amit.

Second quarter 2015 Financial Results

Revenues for the second quarter of 2015 were $25.4 million. This compares to second quarter 2014 revenues of $23.1 million and first quarter 2015 revenues of $21.8 million.

Gross profit on a GAAP basis in the quarter totaled $10.9 million (42.7% of revenues), compared to $11.5 million (49.5% of revenues) in the second quarter 2014 and $9.8 million in the first quarter of 2015 (45.1% of revenues). The gross margin in the second quarter of last year was particularly high due to a specific high-margin sale in that quarter. In the second quarter of 2015, the gross margin was below the normal range due to less favorable product mix sold in the quarter.

Gross profit on a non-GAAP basis in the quarter totaled $10.9 million (43.7% of revenues), compared to $11.5 million (49.5% of revenues) in the second quarter 2014 and $9.8 million in the first quarter of 2015 (45.2% of revenues).

Operating profit on a GAAP basis in the quarter totaled $1.1 million (4.3% of revenues), compared to $2.6 million (11.1% of revenues) in the second quarter 2014 and $1.1 million in the first quarter of 2015 (5.2% of revenues). General and administrative expenses were particularly high in the quarter due to some additional legal expenses which were incurred in in connection with ongoing patent litigation.

Operating profit on a non-GAAP basis in the quarter totaled $1.2 million (4.5% of revenues), compared to $2.6 million (11.5% of revenues) in the second quarter 2014 and $1.2 million in the first quarter of 2015 (5.5% of revenues).

Financial expenses on a GAAP basis in the quarter totaled $193 thousand, compared to $330 thousand in the second quarter 2014 and $847 thousand in the first quarter of 2015.

Financial expenses on a non-GAAP basis in the quarter totaled $75 thousand, compared to $124 thousand in the second quarter 2014 and $627 thousand in the first quarter of 2015.

Net income on a GAAP basis in the quarter totaled $647 thousand, or $0.02 per diluted share. This compares to net income of $2.0 million, or $0.07 per diluted share, in the second quarter 2014 and a net income of $52 thousand, or $0.00 per diluted share, in the first quarter of 2015.

Net income on a non-GAAP basis in the quarter totaled $825 thousand, or $0.03 per diluted share. This compares to net income of $2.3 million, or $0.08 per diluted share, in the second quarter 2014 and a net income of $335 thousand, or $0.01 per diluted share, in the first quarter of 2015.

Cash, cash equivalents, short and long-term restricted deposits, as of June 30, 2015 were $32.1 million (out of which $7.9 million are restricted deposits) compared to $21.9 million as of March 31, 2015. During the second quarter, the Company raised net cash in the amount of $12 million in a secondary public offering. Operating cash flow during the quarter was negative $2.0 million. This was as a result of investment in working capital to support the expected growth in sales.

Conference Call

Camtek will host a conference call today, August 3, 2015, at 9:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 4:00 pm Israel Time
Israel:	03 918 0609	at 4:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.
This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.
Use of non-GAAP Measures
This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2015	2014
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	24,235	18,220
Short-term deposits	-	8,607
Trade accounts receivable, net	30,092	22,341
Inventories	28,387	24,650
Due from affiliated companies	343	501
Other current assets	3,204	2,382
Deferred tax asset	858	858

Total current assets	87,119	77,559

Fixed assets, net	12,731	13,025

Long term inventory	1,870	1,476
Long-term restricted deposit	7,875	729
Deferred tax asset	771	891
Other assets, net	348	348
Intangible assets, net	903	928
Goodwill	1,555	1,555

	13,322	5,927

Total assets	113,172	96,511

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	12,661	9,490
Other current liabilities	17,216	16,279

Total current liabilities	29,877	25,769

Long term liabilities
Liability for employee severance benefits	779	860
Other long term liabilities	4,044	4,150
	4,823	5,010

Total liabilities	34,700	30,779

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
37,242,880 issued as of June 30, 2015 and 32,586,898 issued as of December 31, 2014, outstanding 35,150,504
as of June 30, 2015 and 30,494,522 as of December 31, 2014	148	134
Additional paid-in capital	75,492	63,465
Retained earnings	4,730	4,031
	80,370	67,630
Treasury stock, at cost (2,092,376 as of June 30, 2015 and December 31, 2014)	(1,898)	(1,898)

Total shareholders' equity	78,472	65,732

Total liabilities and shareholders' equity	113,172	96,511

Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	47,162	45,270	25,412	23,161	88,313
Cost of revenues	26,488	23,672	14,557	11,693	47,294

Gross profit	20,674	21,598	10,855	11,468	41,019

Research and development costs	6,954	6,964	3,554	3,530	14,406
Selling, general and administrative expenses	11,489	10,900	6,208	5,374	21,417
Reorganization and impairment	-	-	-	-	60
	18,443	17,864	9,762	8,904	35,883

Operating income	2,231	3,734	1,093	2,564	5,136

Financial expenses, net	(1,040)	(694)	(193)	(329)	(1,220)

Income before income
taxes	1,191	3,040	900	2,235	3,916

Income tax	(492)	(389)	(253)	(223)	(579)

Net income	699	2,651	647	2,012	3,337

Net income per ordinary share:

Basic	0.02	0.09	0.02	0.07	0.11

Diluted	0.02	0.09	0.02	0.07	0.11

Weighted average number of
ordinary shares outstanding:

Basic	31,518	30,447	32,530	30,467	30,464

Diluted	31.654	30,534	32,742	30,534	30,545

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	699	2,651	647	2,012	3,337
Acquisition of Sela and Printar related expenses (1)	341	412	118	206	903
Share-based compensation	120	131	60	92	309

Non-GAAP net income	1,160	3,194	825	2,310	4,549

Non –GAAP net income per share , basic and diluted	0.04	0.10	0.03	0.08	0.15
Gross margin on GAAP basis	43.8%	47.7%	42.7%	49.5%	46.4%
Reported gross profit on GAAP basis	20,674	21,598	10,855	11,468	41,019
Acquisition of Sela and Printar related expenses (1)	-	-	-	-	264
Share-based compensation	10	24	5	8	42
Non- GAAP gross margin	20,684	47.7%	10,860	49.5%	46.8%
Non-GAAP gross profit	43.9%	21,622	42.7%	11,476	41,325

Reported operating income attributable to Camtek Ltd. on GAAP basis	2,231	3,734	1,093	2,564	5,136
Acquisition of Sela and Printar related expenses (1)	-	-	-	-	264
Share-based compensation	120	123	60	84	309
Non-GAAP operating income	2,351	3,857	1,153	2,648	5,709

During the three and the six months ended June 30, 2015 and 2014 and the twelve months ended December 31, 2014, the Company recorded acquisition expenses of $0.1 million, $0.3 million, $0.2 million, $0.4 million and $0.9 million, respectively, consisting of: (1) Revaluation adjustments of $0.1 million, $0.3 million, $0.2 million, $0.4 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0, $0, $0, $0 and $0.3 million, respectively.